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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                        International Realty Group, Inc.
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                                (Name of Issuer)

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                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   460238108
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                                 (CUSIP Number)

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                          Bernardo Dominguez Cereceres
                                    Chairman
                            Qualton Group Corporation
                             Cerro DE Maika, No. 355
                              Lomas De Chapultepec
                      Mexico City, Mexico, D.F. C.P. 11000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                October 17, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the Filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1
(g), check the following box / /.




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                                  SCHEDULE 13D
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CUSIP No. 460238108                                       Page  2  of  5  Pages
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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Qualton Group Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) /X/


    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           Not Applicable

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Marshall Islands

                       7     SOLE VOTING POWER
    NUMBER OF                163,540,000

      SHARES
                       8     SHARED VOTING POWER
   BENEFICIALLY              -0-

     OWNED BY
                       9     SOLE DISPOSITIVE POWER
       EACH                  163,540,000

    REPORTING
                      10     SHARED DISPOSITIVE POWER
      PERSON                 -0-

       WITH

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           163,450,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES* / /

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           56%

   14      TYPE OF REPORTING PERSON*

                    CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share ("Common Stock") of International Realty Group, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at Av. Constituyentes 647, Mexico City, Mexico, D.F. 11180.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Qualton Group Corporation, a Marshall Islands corporation (the "Reporting Person");

         (b) The business address of the Reporting Person is Cerro DE Maika No. 35, Lomas de Chapultepec, Mexico, D.F. C.P. 11000;

         (c) The principal business of the Reporting Person is real estate development;

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

         (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 17, 2000, the Reporting Person acquired One Hundred Sixty-Three Million Five Hundred Forty Thousand (163,540,000) shares of Common Stock, in exchange for 100% of the issued and outstanding shares of capital stock of Qualton Hotels & Resorts Corporation, a Marshall Islands corporation and wholly-owned subsidiary of the Reporting Person. Qualton Hotels & Resorts Corporation, through its subsidiary Hotelera Qualton, S.A. de C.V., operates hotel properties in the cities of Ixtapa, Acapulco and Puerto Vallarta.

ITEM 4.  PURPOSES OF TRANSACTION.

         The purpose of the acquisition of Issuer's Common Stock by the Reporting Person is to consolidate the management and operations of the real estate development business and properties of Issuer and the Reporting Person.

         Except as described above, the Reporting Person does not have any plan or proposal that relates to or would result in:

         (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;


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         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Issuer;

         (e) any material change in the present capitalization or dividend policy of Issuer;

         (f) any other material change in Issuer's business or corporate structure;

         (g) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

         (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 163,540,000 shares or 56%;

         (b) 163,540,000 shares or 56%;

         (c) Not applicable.

         (d) DSC Corporation, a corporation organized under the laws of the Marshall Islands, is the controlling shareholder of the Reporting Person. In addition, Bernardo Dominguez Cereceres is the Chairman of DSC Corporation and Issuer. Mr. Dominguez Cereceres also has a controlling interest in DSC Corporation.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF ISSUER.

         See Item 5(d).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 18, 2000

                                       /s/ Bernardo Dominguez Cereceres
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                                      Bernardo Dominguez Cereceres, Chairman,
                                      Qualton Group Corporation